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                                                                      EXHIBIT 14

                              EQUIDYNE CORPORATION

                 CODE OF ETHICS FOR PRINCIPAL EXECUTIVE OFFICERS

                          AND SENIOR FINANCIAL OFFICERS

I.   Introduction

This Code of Ethics (the "Code") is applicable to Equidyne Corporation's ("Equidyne") chief executive officer, chief operating officer, chief financial officer, principal accounting officer, controller and any person performing similar functions. References in this Code of Ethics to Equidyne mean Equidyne or any of its subsidiaries.

While Equidyne and its stockholders expect honest and ethical conduct in all aspects of our business from all employees, Equidyne and its stockholders expect the highest possible standards of honest and ethical conduct from you. You are setting an example for other employees and are expected to foster a culture of transparency, integrity and honesty. Compliance with this Code and all other applicable codes of business conduct or ethics adopted by the Board of Directors of Equidyne is a condition to your employment and any violations will be dealt with severely.

II.  Conflicts of Interest

Conflicts of interest are strictly prohibited as a matter of Equidyne policy. You must be scrupulous in avoiding any action or interest that conflicts with, or gives the appearance of a conflict with Equidyne's interests. A "conflict of interest" exists whenever an individual's private interests in any way interfere or conflict with, or appear to interfere or conflict with, the interests of Equidyne or make, or appear to make, it difficult for the individual to perform his or her work for Equidyne objectively and effectively. Conflicts of interest arise when:

o your personal interests interfere, or appear to interfere, in any way, with the interests of Equidyne (for example, you compete with Equidyne; therefore, the best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf);

o you take action for your direct or indirect benefit, or the direct or indirect benefit of a third party, in connection with, or as a result of, a material transaction that may make it difficult for you or others to perform work or make decisions objectively and effectively in Equidyne's interest (for example, you cause Equidyne to engage in business transactions with a company you control or with friends or relatives);

o you, or a member of your family, receive improper personal benefits as a result of your position in Equidyne (for example, you receive a loan or other benefit from a third party to direct Equidyne business to a third-party).

Conflicts of interest or material transactions or relationships involving potential conflicts of interest are prohibited as a matter of Company policy, except with the prior approval of the Audit Committee of the Board of Directors. You must not enter into, develop or continue any such material transaction or relationship without obtaining prior Audit Committee approval. There are other situations in which conflicts of interest may arise. Conflicts of interests may not always be clear-cut. If you have questions or concerns regarding a situation, please contact our Corporate Counsel.

III. Accurate Periodic Reports

As you are aware, full, fair, accurate, timely and understandable disclosure in the reports and other documents that we file with, or submit to, the SEC and in our other public communications, such as press releases, earnings conference calls and industry conferences, is critical for us to maintain our good reputation, to comply





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with our obligations under the securities laws and to meet the expectations of our stockholders and other members of the investment community. You are to exercise the highest standard of care in preparing such reports and documents and other public communications, in accordance with the following guidelines:

o all accounting records, and the reports produced from such records, must be in accordance with all applicable laws and regulations;

o all accounting records must fairly and accurately reflect the transactions or occurrences to which they relate;

o all accounting records must fairly and accurately reflect in reasonable detail Equidyne's assets, liabilities, revenues and expenses;

o no accounting records may contain any false or intentionally misleading entries;

o no transactions should be intentionally misclassified as to accounts, departments or accounting periods;

o all transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period;

o no relevant information should be concealed from the internal auditors or the independent auditors; and

o    compliance with Equidyne's system of internal controls is required.

     In meeting such standards for disclosure, you shall at all times strive to comply with the Company's disclosure obligations and, as necessary, appropriately consider and balance the need or desirability for confidentiality with respect to non-public negotiations or other business developments. You are responsible for establishing effective disclosure controls and procedures and internal controls for financial reporting within the meaning of applicable SEC rules and regulations and the Company expects you to take a leadership role in implementing such controls and procedures and position the Company to comply with its disclosure obligations and otherwise meet the foregoing standards for public disclosure.

     You should not interfere with, hinder or obstruct the Company's efforts to meet the standards for public disclosure set forth above.

IV.  Compliance with Laws

Obeying the law, both in letter and in spirit, is the foundation on which Equidyne's ethical standards are built. You must respect and obey the laws of the cities, states and countries in which we operate and the rules and regulations applicable to Equidyne's business. Although not all employees are expected to know the details of these laws, rules and regulations, it is important that you know enough to determine when to seek advice from supervisors, managers or other appropriate personnel who should consult with Corporate Counsel as necessary or appropriate.

Compliance with law does not obviate the need to act with the highest ethical standards.

Where appropriate, the Company holds information and training sessions to promote compliance with laws, rules and regulations, including insider-trading and other securities laws.

V.   Reporting Violations

You are expected to report any violations of this Code of Ethics promptly to the Chairman of the Audit Committee of the Board of Directors. When in doubt, you are encouraged to talk to supervisors, managers or other appropriate personnel about the best course of action in a particular situation. It is the policy of Equidyne not to allow retaliation for reports of wrongdoing or misconduct by others made in good faith by you. You are expected to cooperate in internal investigations of wrongdoing or misconduct.


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VI.  Consequences of Non-Compliance with this Code

Violations of this Code will be reported to the Audit Committee. If you fail to comply with this Code of Ethics or applicable laws, rules or regulations (including without limitation all rules and regulations of the Securities and Exchange Commission) you will be subject to disciplinary measures, up to and including discharge from Equidyne, and any appropriate legal action.

VII. Amendment, Modification and Waiver

This Code may be amended or modified by the Board of Directors of Equidyne. Waivers of this Code may only be granted by the Board of Directors or a committee of the Board of Directors with specific delegated authority. Waivers will be disclosed to stockholders as required by the Securities Exchange Act of 1934 and the rules thereunder and the applicable rules of the American Stock Exchange.

This Code of Ethics was approved and adopted by the Board of Directors on July 30, 2003.


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